Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

ANNOUNCEMENT

CHANGE OF BOARD SECRETARY

At the seventh meeting of the fourth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) on April 25, 2013, the Board reviewed and discussed the Proposal on the Nomination of Mr. Zheng Yong as Board Secretary of the Company, and approved the appointment of Mr. Zheng Yong as Board Secretary of the Company. Due to work adjustment, Ms. Liu Yingqi, Executive Director, Vice President and Board Secretary of the Company, tendered the Letter of Resignation as Board Secretary of the Company to the Board on May 13, 2013. The Company has recently received the Approval of Qualification of Zheng Yong issued by China Insurance Regulatory Commission (the “CIRC”), pursuant to which the qualification of Mr. Zheng Yong to serve as Board Secretary of the Company has been approved by the CIRC. Mr. Zheng Yong formally succeeded Ms. Liu Yingqi as Board Secretary of the Company on June 5, 2013.

The biography of Mr. Yang Zheng is as follows:

Mr. Zheng Yong was born in 1962 and is a national of the People’s Republic of China (the “PRC”). Mr. Zheng previously held positions as department head at the Ministry of Justice of the PRC; practicing lawyer at Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong), and Beijing DeHeng Law Offices; Deputy General Manager of the Department of Legal Affairs, Company Secretary, and General Manager of the Legal and Compliance Department of the Company, and Executive Director and Deputy President of China Guangfa Bank. Mr. Zheng received his LL.B. degree from Peking University, and LL.M. degrees from the China University of Political Science and Law and the School of Law, University of Essex (UK). Mr. Zheng was a visiting researcher at Harvard Law School and Harvard Kennedy School of Government in the United States from August 1996 to October 1997. Mr. Zheng currently serves as an arbitrator of the China International Economic and Trade Arbitration Commission, and is a Senior Economist.

Ms. Liu Yingqi confirms that she has no disagreement with the Board, and there are no matters that need to be brought to the attention of the shareholders of the Company. During her tenure as Board Secretary, Ms. Liu worked diligently, thoroughly performed her duties, and did a significant amount of work in effectively promoting corporate governance, standardizing Board operations, improving the quality of information disclosure and strengthening investor relations. The Board would like to express its appreciation to Ms. Liu for her important contribution to the Company.

By Order of the Board of
China Life Insurance Company Limited
June 5, 2013